                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25


                         COMMISSION FILE NUMBER 0-29337
                            CUSIP NUMBER 86601N 10 1
                         SUMMIT BROKERAGE SERVICES, INC.


                           NOTIFICATION OF LATE FILING

                                  (Check One):


[ ] Form 10-K and Form 10-KSB       [ ] Form 11-K     [ ] Form 20-F
[X] Form 10-Q and Form 10-QSB       [ ] Form 11-K     [ ] Form 20-F

For Period Ended:  MARCH 31, 2002

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

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Full Name of Registrant:                 SUMMIT BROKERAGE SERVICES, INC.
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Former Name if Applicable:
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Address of Principal Executive Office (Street Number):      25 Fifth Avenue
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City, State and Zip Code:     Indialantic, Florida 32903
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PART II - RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]      (a)      The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report semi-annual report, transition
                  report on Form 10-K, 10-KSB, Form 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form
                  10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, Form 10-Q and Form 10-QSB, N-SAR or transition report or portion thereof could not be filed within the prescribed time period.

         The Company's Quarterly Report on Form 10-QSB for the three month period ended March 31, 2002 cannot be filed within the prescribed time period because the Company is experiencing delays in the collection of certain information required to be included in the Form 10-QSB. The Form 10-QSB will be filed as soon as reasonably practicable and in no event later than the fifth calendar day following the prescribed due date.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                  Mark F. Caulfield         (321)               724-2303
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                  (Name)                  (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report (s):

                                              [X] Yes     [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                              [X] Yes     [ ]  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Summit Brokerage Services, Inc.'s net loss for the three months ended March 31, 2002 is anticipated to be approximately $93088 versus a net income of $9405 for the three months ended March 31, 2001.

                         Summit Brokerage Services, Inc.
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                    (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



         Date: May 15, 2002      By:    /s/ Mark F. Caulfield
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                                        Name:  Mark F. Caulfield
                                        Title: Chief Financial Officer


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